

November 7, 2012

Via E-Mail
Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

> **Re:** **Dryships Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Form 6-K for the Month of August 2012**
> **Filed August 17, 2012**
> **File No. 001-33922**

Dear Mr. Nakhleh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F
Our Fleet – Illustrative Comparison of Possible Excess of Carry Value over Estimated Charter-Free Market Value of Certain Vessels, page 83

1. We note the disclosure indicating that as of December 31, 2011, the aggregate carrying value of 54 vessels in your fleet exceeded their aggregate charter-free market value by approximately $963.2 million. In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise future filings to include a comparative analysis of how the carrying values of your vessels compare to the charter-free market value of such vessels as of each balance sheet date presented in your financial statements.

Critical Accounting Policies, page 86
Impairment of Long-lived Assets

2. We note from the discussion in the critical accounting policies section of MD&A that the projected net operating cash flows of the Company's long-lived assets are determined by considering the charter revenues and drilling revenues from existing time charters and drilling contracts for the fixed fleet days and estimated daily time charter equivalent for the unfixed days. We also note that the Company estimates the daily time charter equivalent for the unfixed days based on the most recent ten year historical average for similar vessels and utilizing available market data for the time charter and spot market rates and forward freight agreements over the remaining useful lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard. As shipping rates are subject to significant volatility and have declined significantly from the high levels achieved during 2008 as you have disclosed in the risk factor included on page 5 of your Form 20-F, please consider revising future filings to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the Company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

3. In a related matter, please tell us and revise your critical accounting policy disclosure to explain how the ten year historical average rates for your vessels used in determining future cash flows for purposes of your impairment analysis compare to the daily time charter equivalent rates that were in affect at the end of your most recent fiscal year.

Dryships Inc. Financial Statements
Note 8. Acquisition of OceanFreight, page

4. We note from the disclosure in the third paragraph on page F-34 that on November 3, 2011, the merger was completed upon the approval of shareholders of OceanFreight at a special meeting of shareholders and as a result the Company transferred $66,895 in cash and $48,687 in the form of shares of OceanRig UDW's common stock as total consideration for the acquisition of OceanFreight. With regards to the subsidiary shares issued for the remaining interest in OceanFreight, please explain to us how you calculated or determined the amounts of the adjustments to additional paid in capital of $(77,083), accumulated other comprehensive loss of $1,852, and non-controlling interest of $123,918 that are reflected in the consolidated statements of stockholder's equity in connection with this transaction.

Note 11. Long-term Debt

5. We note from the disclosure included in the second paragraph on page F-41 that as of December 31, 2011, the Company was not in compliance with loan-to-value ratios contained in certain of its original loan agreements under which a total of $185,802 was outstanding as of that date and has obtained waivers of the breach relating to approximately $97,302 of the outstanding indebtedness until March 31, 2012. We also note from the disclosure included in the fourth paragraph on page 23 of your Form 20-F that all of your credit facilities contain a cross-default provision that may be triggered by default under one of your other loan and credit facilities. We further note that because of the presence of cross default provisions in all your credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of your indebtedness being accelerated even if your other lenders have waived covenant defaults under the respective credit facilities.

6. With regard to the $185,802 of borrowings under which the Company was not in compliance with the related loan-to-value ratios at December 31, 2011, please tell us and revise to disclose whether such obligations are classified as current liabilities. If these obligations are not classified as current liabilities pursuant the related guidance in ASC 470-10-45 and 470-10-55, please tell us and revise the disclosures in the notes to your financial statements to explain why. In this regard, since the waiver of a portion of your debt that was not in compliance with the covenant requirements only extends through March 31, 2012, we do not understand why such obligation would not be classified in current liabilities pursuant to ASC 470-10-55. Additionally, the debt for which covenant waivers have not been obtained at December 31, 2012 appears to be callable by the lender at this date pursuant to the guidance ASC 470-10-45-11. Please advise or revise as appropriate.

7. In a related matter, with respect to your various credit facilities that contain cross default provisions with the debt agreements for which the Company was not in compliance with the loan-to-value ratios at December 31, 2011, please also explain why you believe it is appropriate to reflect these obligations as long-term debt as of December 31, 2011 pursuant to the guidance in ASC 470-10-45 and 470-10-55, since it appears that such obligations may be callable by the related lenders due to the Company's non-compliance with the loan-to value ratios.

Form 6-K for the month of August 2012
Note 9. Long-Term Debt

8. We note the disclosure included on page F-17 indicating that as of June 30, 2012, the Company was not in compliance with certain loan-to-value ratios contained in certain of its original loan agreements under which a total of $583,303 was outstanding as of that date. We also note that as a result, the Company may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash amounting to $146,536

in order to comply with these ratios, which is classified under current liabilities in the consolidated balance sheet. Given that there is $583,303 outstanding on the obligations under which the Company is not in compliance with the related loan-to-value ratios, please tell us and revise the notes to your financial statements to explain why only $146,536 has been reflected in current liabilities as of June 30, 2012. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief